Execution Version

Exhibit (d)(6)

LIMITED GUARANTY

Limited Guaranty, dated as of June 30, 2013 (this “Limited Guaranty”) by Kohlberg Investors VII, L.P. (the “Guarantor”) in favor of Steinway Musical Instruments, Inc. (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger (the “Merger Agreement”) by and among KSTW Holdings, Inc. (the “Parent”), KSTW Acquisition, Inc. (“Acquisition Sub”) and the Guaranteed Party, dated as of the date hereof. Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guaranty. The Guarantor hereby irrevocably and unconditionally guarantees to the Guaranteed Party, but only up to the Maximum Amount (as defined below), the payment by Parent of its obligations to the Guaranteed Party under Section 6.12(a), Section 6.13, Section 8.3(a)(iv) and Section 8.3(f) of the Merger Agreement, if, as and when those obligations become payable under the Merger Agreement (the “Guaranteed Obligations”). The maximum aggregate liability of the Guarantor hereunder shall not exceed $31.15 million (such aggregate limitation on the liability the Guarantor may have for the Guaranteed Obligations being herein referred to as the Guarantor’s “Maximum Amount”). The Guaranteed Party hereby agrees that the Guarantor shall in no event be required to pay more than the Maximum Amount under or in respect of this Limited Guaranty.

2. Terms of Limited Guaranty.

(a) This Limited Guaranty is one of payment, not collection, and a separate action or actions may be brought and prosecuted against the Guarantor to enforce this Limited Guaranty, irrespective of whether any action is brought against Parent or whether Parent or any other person (“person” as used herein having the meaning set forth in the Merger Agreement) is joined in any such action or actions or whether Parent or Acquisition Sub was primarily responsible for causing the payment obligations of Parent, Acquisition Sub or the Guarantor under the Merger Agreement.

(b) The liability of the Guarantor under this Limited Guaranty shall, to the fullest extent permitted under applicable law, be absolute and unconditional irrespective of:

(i) the value, genuineness, validity, regularity, illegality or enforceability of the Merger Agreement or any other agreement or instrument referred to herein other than by reason of fraud by the Guaranteed Party;

(ii) any release or discharge of any obligation of Parent or Acquisition Sub contained in the Merger Agreement resulting from any change in the corporate existence, structure or ownership of Parent or Acquisition Sub or any other person;

(iii) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Acquisition Sub or any other person or their assets;

(iv) any amendment or modification of the Merger Agreement, or any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith;

(v) any other circumstances that might otherwise constitute a legal or equitable discharge of a surety or guarantor;

(vi) the existence of any claim, set-off or other right that Guarantor may have at any time against Parent, Acquisition Sub, or the Company, whether in connection with any Guaranteed Obligation or otherwise;

(vii) the addition, substitution, or release of any person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the Transactions; or

(viii) the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations.

(c) The Guarantor hereby waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guaranty or acceptance of this Limited Guaranty. The Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Limited Guaranty, and all dealings between Parent or the Guarantor, on the one hand, and the Guaranteed Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Limited Guaranty. When pursuing its rights and remedies hereunder against the Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent or any other person or entity for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent or any such other person or entity or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent or any such other person or entity or any right of offset, shall not relieve the Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

(d) Notwithstanding any other provision of this Limited Guaranty, the Guaranteed Party hereby agrees that to the extent Parent is relieved of its obligations under and pursuant to the terms of the Merger Agreement, the Guarantor shall be similarly relieved of its Obligations under this Limited Guaranty.

(e) The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein.

The Guarantor acknowledges that it will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Limited Guaranty are knowingly made in contemplation of such benefits.

3. Sole Remedy. The Guaranteed Party acknowledges and agrees that the sole asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent unless the Offer Closing occurs. The Guaranteed Party further agrees that it has no right of recovery against: the Guarantor; any former, current or future, direct or indirect director, officer, employee, agent, representative, advisor or affiliate of the Guarantor; any former, current or future, direct or indirect holder of any equity interests or securities of the Guarantor (whether such holder is a limited or general partner, member, stockholder or otherwise); any former, current or future assignee of the Guarantor; or any former, current or future director, officer, employee, agent, representative, advisor, affiliate, general or limited partner, manager, member, stockholder or assignee of any of the foregoing (each such person or entity, a “Related Person”) through Parent or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent against the Guarantor or any Related Person, or otherwise, except for the following (“Related Claims”) (i) its rights against the Guarantor under this Limited Guaranty, (ii) claims in respect of the Confidentiality Agreement or its rights as a third-party beneficiary under Paragraph 6 of the Equity Commitment Letter, (iii) claims by the Guaranteed Party against Parent or Acquisition Sub under and in accordance with the Merger Agreement, or (iv) claims against Parent seeking to cause Parent to enforce the Equity Commitment Letter and (v) claims against Investor (as defined in the Equity Commitment Letter) directly seeking to cause Sponsor to fund under the Equity Commitment Letter, in each case, in accordance with and to the extent (but only to the extent) permitted by Section 9.9 of the Merger Agreement. Recourse against the Guarantor under this Limited Guaranty shall be the sole and exclusive remedy of the Guaranteed Party and all of its affiliates against the Guarantor and any Related Person in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the Transactions, except for claims in respect of the Confidentiality Agreement or the Guaranteed Party’s rights as a third-party beneficiary under Paragraph 6 of the Equity Commitment Letter or any other Related Claims. The Guaranteed Party hereby covenants and agrees that it shall not institute, and shall cause its affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the Transactions or the Equity Commitment Letter or the transactions contemplated thereby, against the Guarantor or any Related Person (other than against Parent or Acquisition Sub) except for claims of the Guaranteed Party against the Guarantor under this Limited Guaranty, claims in respect of the Confidentiality Agreement or claims pursuant to its rights as a third-party beneficiary under Paragraph 6 of the Equity Commitment Letter or any other Related Claims. Nothing set forth in this Limited Guaranty shall confer or give or shall be construed to confer or give to any person other than the Guaranteed Party any rights or remedies under this Limited Guaranty.

4. Subrogation. The Guarantor will not exercise any rights of subrogation or contribution, whether arising by contract or operation of law (including without limitation any such right arising under bankruptcy or insolvency laws) or otherwise, by reason of any payment by it pursuant to the provisions of Section 1 hereof unless and until the Guaranteed Obligations have been paid in full.

5. Representations and Warranties. The Guarantor hereby represents and warrants that:

(a) the Guarantor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

(b) the execution, delivery and performance of this Limited Guaranty (i) have been duly authorized by all necessary action, (ii) do not and will not contravene any provision of the Guarantor’s charter, partnership agreement, operating agreement or similar organizational documents or any law, regulation, rule, decree, order, judgment or contractual restriction binding on the Guarantor or its assets and (iii) do not and will not result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation, any contract to which it is a party for which the violation, default or right would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation by it of the transactions contemplated by this Limited Guaranty on a timely basis;

(c) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guaranty by the Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guaranty;

(d) this Limited Guaranty constitutes a legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(e) For so long as this Limited Guaranty shall remain in effect in accordance with Section 7 hereof: the Guarantor has and will have the financial capacity to pay and perform its obligations under this Limited Guaranty, the Guarantor has and will have uncalled capital commitments equal to or in excess of the Maximum Amount and its limited partners or other investors have and will have the obligation to fund such capital, and all funds necessary for the Guarantor to fulfill its Obligations under this Limited Guaranty are and will be available to the Guarantor.

6. Termination. The obligations of the Guarantor under this Limited Guaranty shall terminate forthwith upon the earliest to occur of (i) the Effective Time in accordance with the Merger Agreement, (ii) the time at which all amounts payable by the Guarantor under this Limited Guaranty shall be paid in full and (iii) the date which is 180 days following the termination of the Merger Agreement if the Guaranteed Party has not presented a claim for payment hereunder to the Guarantor (which claim shall set forth in reasonable detail the basis for such claim) by such 180th day. In the event that the Guaranteed Party or any of its affiliates asserts in any litigation relating to this Limited Guaranty that the provisions of Section 1 hereof limiting the Guarantor’s liability to the Maximum Amount or the provisions of Section 3 hereof are illegal, invalid or unenforceable in whole or in part, the obligations of the Guarantor under this Limited Guaranty shall terminate forthwith and shall thereupon be null and void.

7. Continuing Guaranty. Except to the extent terminated pursuant to the provisions of Section 6 hereof, this Limited Guaranty is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon, inure to the benefit of, and be enforceable by the Guarantor, its successors and assigns, and shall be binding upon, inure to the benefit of, and be enforceable by the Guaranteed Party and its respective successors, transferees and assigns. All obligations to which this Limited Guaranty applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

8. Entire Agreement. Together with the Merger Agreement, the Equity Commitment Letter and the Confidentiality Agreement, this Limited Guaranty constitutes the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, between Guarantor or any of its affiliates, on the one hand, and the Guaranteed Party or any of its affiliates, on the other hand with respect to the Transactions.

9. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guaranty will be valid and binding unless it is in writing and signed, in the case of an amendment, by the Guarantor and the Guaranteed Party, or in the case of waiver, by the party against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guaranty, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guaranty will operate as a waiver thereof.

10. Counterparts. This Limited Guaranty may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

11. Notices. Any notice required to be given hereunder shall be sufficient if in writing and sent by facsimile transmission or e-mail of a .pdf attachment (providing confirmation of transmission; provided that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. or on any day that is not a Business Day (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service) or hand delivery, addressed as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

If to the Guarantor:

Kohlberg Investors VII, L.P.

c/o Kohlberg & Company

111 Radio Circle

Mount Kisco, New York 10549

Phone: (914) 241-7430

Fax: (914) 241-7476

Attention: Christopher W. Anderson

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199-3600

Phone: (617) 951-7000

Fax: (617) 951-7050

Attention: William M. Shields

If to the Guaranteed Party, as provided in the Merger Agreement.

12. Governing Law; Consent to Jurisdiction

(a) This Limited Guaranty is made pursuant to, and shall be construed, governed by and enforced in accordance with, the Laws of State of Delaware (and the United States federal Law, to the extent applicable), irrespective of the principal place of business, residence or domicile of the parties hereto, and without giving effect to otherwise applicable principles of conflicts of Laws thereof.

(b) Each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of the state courts of Delaware, the United States District Court for Delaware and the Court of Chancery of the State of Delaware in and for New Castle County, Delaware (or if the Court of Chancery of the State of Delaware or the Delaware Supreme Court determines that, notwithstanding Section 111 of the DGCL, the Court of Chancery does not have or should not exercise subject matter jurisdiction over such matter, the Superior Court of the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Limited Guaranty in any other court.

(c) Each party acknowledges and agrees that any controversy which may arise under this Limited Guaranty is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Limited Guaranty or the transactions contemplated by this Limited Guaranty. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) such party understands and has considered the implications of the foregoing waiver; (iii) such party makes the foregoing waiver voluntarily; and (iv) such party has been induced to enter into this Limited Guaranty by, among other things, the mutual waiver and certifications in this Section 12.

13. Assignment. Neither this Limited Guaranty nor any of the rights, interests or obligations hereunder shall be assigned prior to the Effective Time, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.

14. Severability. If any term or other provision of this Limited Guaranty is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Limited Guaranty shall nevertheless remain in full force and effect; provided, however, that this Limited Guaranty may not be enforced without giving effect to the limitation of the amount payable hereunder to the Maximum Amount provided in Section 1 hereof and to the provisions of Sections 3 and 6 hereof. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Limited Guaranty so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

15. Headings. The headings contained in this Limited Guaranty are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

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IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guaranty as of the date first set forth above.

GUARANTOR:	KOHLBERG INVESTORS VII, L.P.

	By:	Kohlberg Management VII, L.P.,
its General Partner

	By:	Kohlberg GP Management VII, L.L.C.,
its General Partner

By:	/s/ Christopher Anderson
Name: Christopher Anderson
Title: Vice President

GUARANTEED PARTY:	STEINWAY MUSICAL INSTRUMENTS, INC.

	By:	/s/ Dennis M. Hanson
		Name:	Dennis M. Hanson
		Title:	Senior Executive Vice President and Chief
Financial Officer

[Signature Page to Limited Guaranty]